June 30, 2017

VIA EDGAR AND BY FEDERAL EXPRESS

Ms. Barbara C. Jacobs, Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Inspired Entertainment, Inc.
Registration Statement on Form S-3
Filed April 7, 2017
File No. 333-217215

Dear Ms. Jacobs:

Reference is made to the letter dated May 25, 2017 (the “Comment Letter”) to Luke L. Alvarez, Chief Executive Officer of Inspired Entertainment, Inc., formerly known as Hydra Industries Acquisition Corp. (the “Company”), setting forth the comment of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Registration Statement on Form S-3 filed by the Company with the Securities and Exchange Commission.

In response to the Staff’s comment, the Company has amended the Registration Statement by filing Amendment No. 1 to Form S-3 on Form S-1.

Should you have any questions, please contact me at (646) 565-3861 or via e-mail at luke@inseinc.com.

Sincerely,

Inspired Entertainment, Inc.

By:	/s/ Luke L. Alvarez
	Name:	Luke L. Alvarez
	Title:	Chief Executive Officer

cc:	Peter G. Smith
Kramer Levin Naftalis & Frankel LLP